Mail Stop 7010

      October 18, 2005



Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning, Incorporated
One Riverfront Plaza
Corning, New York 14831

	RE: 	Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for the Fiscal Quarters ended March 31, 2005 and June
30,
2005
                    	File No. 1-3247


Dear Mr. Flaws:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.
2. Please disclose the types of expenses that you include in the cost
of sales line item and the types of expenses that you include in the
selling, general and administrative expenses line item.  Please also
tell us whether you include inbound freight charges, purchasing
and
receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in
the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
?	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and
?	in MD&A that your gross profit margins may not be comparable to
those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Liquidity and Capital Resources

Contractual Obligations
3. Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation
4. Please provide the disclosures required by paragraphs 23 through
26 of FIN 46(R), including those required for variable interest entities for which you are the primary beneficiary.


Foreign Currency Translation and Transactions
5. Please tell us the significant changes in economic facts and circumstances that led you to determine it was appropriate to change the functional currency of your Taiwanese subsidiary from the new Taiwan dollar to the Japanese yen in accordance with paragraph 45 of
SFAS 52.

Property, Net of Accumulated Depreciation
6. Please separately disclose the range of useful lives for each property category presented. For property categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 7 - Investments
7. Please tell us more about entities in which your direct ownership interest is greater than 50% and you account for using the equity method. Specifically, please address the following:
* Tell us how you determined it is not appropriate to consolidate these entities including the accounting literature which led you to this conclusion;
* Tell us the investment amounts recorded on your balance sheets at
December 31, 2004 and June 30, 2005 related to these entities; and
* Tell us the amount of equity in earnings recorded during each of the three years ended December 31, 2004 and the six months ended June
30, 2005 related to these entities.

Note 13 - Commitments, Contingencies, Guarantees and Hedging
Activities
8. Please provide all of the disclosures required by paragraph 45 of
SFAS 133.  These disclosures should include the following:
* the net gain or loss recognized in earnings from ineffective or discontinued cash flow hedges and where the net gain or loss is reported in your statements of operations; and
* the estimated amount of the unrealized gains and losses on cash flow hedges at year-end that is expected to be reclassified into earnings within the next twelve months.

Form 10-Q for the quarter ended June 30, 2005
9. Please address the comments above in your interim filings as well.

*    *    *    *
      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.



          						Sincerely,



								Rufus Decker
								Branch Chief
??

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??

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James B. Flaws
Corning Incorporated
October 18, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE